CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080
The People’s Republic of China
+86 10 82525301

October 9, 2008

Jennifer Hardy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Advanced Construction Materials Group, Inc.
Registration Statement on Form S-1
Filed August 8, 2008 (Commission File No. 333-152918)

Dear Ms. Hardy:

On behalf of China Advanced Construction Materials Group, Inc. (“China ACM” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered to the Company on September 5, 2008, following the filing of the above referenced Registration Statement on Form S-1 (the “S-1”).

For the convenience of the Staff, a summary of the Staff’s oral comment is included and is followed by the corresponding response of China ACM. References in this letter to “we,” “us” and “our” refer to China ACM unless the context indicates otherwise.

General

1.
Please clarify whether your chief executive officer, Mr. Han, and your chief operating officer, Mr. He, are participating in this resale transaction, as your current disclosure concerning their participation is ambiguous. For example, on page 54 in both the “Executive Officers and Directors” section of the table and the “Over 5% Beneficial Owners” section of the table, it appears as if Mr. Han is offering 2,100,000 shares and Mr. He is offering 1,400,000 shares, however neither Mr. Han nor Mr. He are included in the “Selling Stockholders” section of the table. In contrast, for instance, both Professional Offshore Opportunity Fund LTD and Whitebox Intermarket Partners LP are included in the “Over 5% Beneficial Owners” section of the table and the “Selling Stockholders” section of the table.

In addition, we note that an aggregate of 3,500,000 shares owned by Mr. Han and Mr. He are subject to an escrow agreement with American Stock Transfer & Trust Company pursuant to which they could be required to forfeit those shares to other security holders. These shares are included in the “Selling Stockholders” section of the table, with American Stock Transfer & Trust Company listed as the beneficial owner. Please clarify why these shares have been included in the table. In doing so, please address whether this was done to permit other security holders to resell the shares in the event of a forfeiture event under the escrow agreement or to enable Mr. Han and Mr. He to sell these shares if the escrow restrictions are lifted.

CHINA ACM RESPONSE: Pursuant to Comment 3 below, we have reduced the size of the offering. In doing so, we have removed the shares held by Messrs. He and Han from the Registration Statement.

2.
If Mr. Han and Mr. He are proposing to offer and sell shares pursuant to this registration statement, please provide us with your legal analysis as to why such an offering would not constitute a primary offering on your behalf and make you ineligible to conduct the offering on a delayed or continuous basis under Rule 415. In this regard, we note that Mr. Han and Mr. He are members of your board of directors and are both executive officers of your company and together own approximately 83% of your outstanding common stock and, if they are proposing to sell 3,500,000 shares, would be offering approximately 33% of your outstanding common stock and more than 100% of your outstanding public float.

CHINA ACM RESPONSE: Pursuant to Comment 3 below, we have reduced the size of the offering. In doing so, we have removed the shares held by Messrs. He and Han from the Registration Statement.

3.
We note that you are registering the sale of 6,125,000 shares underlying convertible preferred stock and warrants, which represents more than 100% of your outstanding public float. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. Please advise or (i) identify the selling security holders as underwriters and include a fixed price at which they will sell the securities or (ii) reduce the size of the offering.

CHINA ACM RESPONSE: We have reduced the size of the offering to include only 1,750,000 shares of common stock underlying the Series A Convertible Preferred Stock. These shares represent approximately 1/3 of our public float. We determined our public float by taking the total number of our outstanding common stock not held by affiliates and adding the shares of common stock underlying our outstanding Series A Preferred Stock.

4.
Please disclose the total dollar value of the securities underlying the convertible preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible securities).

CHINA ACM RESPONSE: We have revised the Registration Statement on Page 5 to include disclosure that the total value of the shares underlying the Series A Convertible Preferred Stock that we are seeking to register is $3,500,000. With regard to the warrants, we are no longer seeking to register the shares underlying the warrants as per our response to Comment 3 above.

5.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

CHINA ACM RESPONSE: The Company does not have any such payment obligations other than liquidated damages payments that may be due to the investors pursuant to registration rights as disclosed on Page 36 of the Registration Statement. Additionally, certain officers of the Company are parties to a Securities Escrow Agreement as disclosed on Page 50 of the Registration Statement.

6.
Further, please disclose the net proceeds to the issuer from the sale of the convertible preferred stock and warrants and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale.

CHINA ACM RESPONSE: We have revised the Registration Statement on Page 36 to include disclosure that our net proceeds from the sale of our Series A Convertible Preferred Stock and warrants was $5,223,291, and that we may be obligated, pursuant to the terms of the private placement, to pay liquidated damages to each of the investors of up to 1.5% of their gross investment per month if the Registration Statement is not declared effective by the SEC by November 10, 2008.

7.	Please provide tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately:

○	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

○	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred stock; and

▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible preferred stock;

•
the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible securities and the total possible shares underlying the convertible preferred stock;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholder may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

CHINA ACM RESPONSE: We have revised the Registration Statement to include the following tabular disclosure:

Shares of Common Stock Underlying Series A Convertible Preferred Stock purchased by the investors	Market Price of Common Stock on the date of sale of the Series A Preferred Stock (1)	Conversion Price (2)	Shares of Common Stock Multiplied by the Market Price	Shares of Common Stock Multiplied by The Conversion Price	Discount to Selling Shareholders
3,500,000	$1.33	$2.00	$4,655,000	$7,000,000	$0.00

(1) At the time of the sale of the Series A Convertible Preferred Stock, no established trading marked existed for our common stock.  Accordingly, the market price of our common stock at the time of the private placement is determined by valuing the shares of common stock underlying the Series A Convertible Preferred Stock by allocating the purchase price paid by the investors in a cash transaction between a willing buyer and a willing seller to the underlying common stock, the 9% dividend coupon discounted to present, and the value of warrants issued to investors derived by CRR binomial model with the assumptions including an expiration date of June 11, 2012, 75% expected volatility, dividend yield of 0% and 3.49% risk free rate.

(2) The determination to set the price to convert each share of Series A Convertible Preferred Stock into four shares of common stock at $8.00, or $2.00 per share of common stock, was based on arms-length negotiations between the Company and the investors in the private placement.

8.	Please provide tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

○	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

○
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

CHINA ACM RESPONSE: We have revised the Registration Statement to include the following tabular disclosure:

Shares of Common Stock Underlying Warrants purchased by investors	Market Price on the date of sale of the Warrants (1)	Exercise Price (2)	Shares of Common Stock Multiplied by the Market Price	Shares of Common Stock Multiplied by the Exercise Price	Discount to Selling shareholders
1,750,000	$1.33	$2.40	$2,327,500	$4,200,000	$0.00

(1) At the time of the sale of the Series A Convertible Preferred Stock, no established trading marked existed for our common stock.  Accordingly, the market price of our common stock at the time of the private placement is determined by valuing the shares of common stock underlying the Series A Convertible Preferred Stock by allocating the purchase price paid by the investors in a cash transaction between a willing buyer and a willing seller to the underlying common stock, the 9% dividend coupon discounted to present, and the value of warrants issued to investors derived by CRR binomial model with the assumptions including an expiration date of June 11, 2012, 75% expected volatility, dividend yield of 0% and 3.49% risk free rate.

(2) The determination to set the price to exercise each warrant into two shares of common stock at $4.80, or $2.40 per share, was based on arms-length negotiations between the Company and the investors in the private placement.

9.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

CHINA ACM RESPONSE: There were no prior securities transactions between us (or any of our predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

10.	Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible securities transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

CHINA ACM RESPONSE: Give that no prior registration statements have been filed with respect to the selling stockholders, and none of the shares of Series A Preferred Stock, or any of the underlying common stock thereof, have been sold by the selling stockholders, the tabular disclosure requested would not provide meaningful comparative disclosure. As for the remaining items requested for comparative disclosure, we mention on numerous occasions throughout the prospectus the number of shares we are registering for resale in the current transaction, and the information regarding non-affiliate ownership can be ascertained simply by reviewing the stock beneficial interest table.

11.	Please provide:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible securities; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible securities.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

CHINA ACM RESPONSE: No such relationships or arrangements exist, or have existed in the past three years, between the Company and any of the selling stockholders.

Prospectus Cover Page

12.
We note your statements that your common stock is traded on the OTC Bulletin Board and “[t]he bid price for our common stock on August 5, 2008 was $2.30 per share.” These statements appear to be inconsistent with your statements on page 20 that “[t]here is no established current public market for the shares of [y]our common stock” and that “[n]o trades have occurred through the date of this prospectus.” Please reconcile these apparent inconsistencies.

CHINA ACM RESPONSE: We have revised the Registration Statement to update the Prospectus Cover Page to reflect the current quoted price of our common stock on the Over-the-Counter Bulletin Board from trades that occurred subsequent to the original filing of the Registration Statement.

13.
If there is currently no public market for your common stock, your common stock can be offered for resale only either at a fixed price or within a bona fide price range until a public market emerges for your common stock. Accordingly, if there is currently no public market for your common stock, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that your common stock will be offered and sold at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K. In addition, if you add a fixed or bona fide price range disclosure to the prospectus, please disclose how the offering price was determined in accordance with Item 505 of Regulation S-K.

CHINA ACM RESPONSE: Please see out response to Comment 12 above. We have revised the Registration Statement to reflect that, as of the date of the prospectus, the current quoted price for our common stock on the Over-the-Counter Bulletin Board is $2.60 per share.

14.
We note that there is currently no public market for your warrants. As a result, your warrants can be offered for resale only either at a fixed price or within a bona fide price range until a public market emerges for your warrants. Accordingly, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that your warrants will be offered and sold at a fixed price or within a bona fide price range until a public market emerges for your warrants and, thereafter, at prevailing market prices. Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K. In addition, please disclose how the offering price was determined in accordance with Item 505 of Regulation S-K.

CHINA ACM RESPONSE: As per our response to Comment 3 above, the warrants have been removed from the Registration Statement.

15.
In this regard, it is not clear from footnote (2) to your registration fee table whether you have set a fixed price of $.50 for the shares underlying the convertible preferred stock and $2.40 for the other shares of common stock to be resold in this offering. If so, please provide disclosure here and elsewhere when you discuss the terms of the offering and revise the disclosure in the first paragraph under Plan of Distribution. If not, please clarify the information in footnote (2).

CHINA ACM RESPONSE: In connection with our reduction of the size of the offering pursuant to our response to Comment 3 above, we have revised the disclosure in Footnote 2 to the registration fee table to only refer to the shares of our common stock underlying the Series A Convertible Preferred Stock.

Summary, page 1
Our Industry, page l

16.
Please provide us with a copy of the China Building Materials Industry Association and National Development and Reform Commission statistics to which you refer. Please tell us whether this information is publicly available or whether it was prepared for you for a fee.

CHINA ACM RESPONSE: We have revised the Registration Statement to state that “[a]ccording to the Industrial Ceramics, Vol. 27, February 2007, total revenues for the Chinese construction materials market in 2006 was approximately $171.5 billion.” and that “[i]t is estimated that the total production value will reach $294.8 billion by 2011, an average annual growth rate of 11.4%. (Industrial Ceramics, Vol. 27, February 2007,” page 142). This information is publicly available at www.technagroup.it/sample_IC.pdf.

The source for our statements that “[a]ccording to the National Development and Reform Commission, or NDRC, total revenues for the industry during the first five months of 2008 was approximately $112.8 billion, representing an increase of 33.4% over the same period in 2007. Also according to the NDRC, profits by companies in the construction materials market in China during the first five months of 2008 were approximately $5.26 billion, representing an increase of 43.6% over the same period in 2007”, is the “Year 2008 First Five Months Construction Material Industry Sector Analysis” provided by the National Development and Reform Commission (NDRC). The Chinese version of this information is publicly available on NDRC’s website at http://yxj.ndrc.gov.cn/gjyx/jc/t20080714_223974.htm.

Corporate Information, page 3

17.	Please add a summary of the April 2008 reverse acquisition transaction pursuant to which you changed your name, your business and your management. State the company’s previous business.

CHINA ACM RESPONSE: We have revised the Registration Statement to include a summary of the April 2008 reverse acquisition on Page 3.

Risk Factors, page 7
Our planned expansion and technical improvement projects could be delayed. . . , page 8

18.	Please expand this risk factor to address the risks relating to receiving regulatory approvals and obtaining sufficient financing, as noted in the subcaption.

CHINA ACM RESPONSE: We have revised the Registration Statement to expand the pertinent risk factor on Page 7 to read:

Our planned expansion and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints.

We intend to build up to three new production facilities during the next two years. The costs projected for our planned expansion and technical improvement projects and expansion may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances.

To make improvement at our currently existing plants, we do not need to apply for regulatory approval. However, in order to build a new concrete plant, we will need to (i) apply for a business license from the local Administration of Industry and Commerce, (ii) apply for an Industry Qualification Certificate from the local Municipal Construction Committee, and (iii) receive environmental approval from the local Environmental Protection Bureau in the relevant district area. There is no guarantee that we will be able to obtain these regulatory approvals in a timely manner or at all.

Additionally, in order to construct a new concrete plant, we will need to apply for a short term loan from a local commercial bank to be used for working capital. Because the lending policies of the local commercial banks are subject to change, there is no guarantee that we will be able to obtain approval for such a loan with conditions favorable to us in a timely manner or at all.

Failure to obtain intended economic benefits from these new plants and technical improvements projects, either due to cost overruns, our failure to obtain the necessary regulatory approvals or our failure to obtain necessary loan financing on terms favorable to us could adversely affect our business, financial condition and operating performances.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 20
Liquidity and Capital Resources, page 26
Comparison of Nine Months Ended March 31, 2008 and 2007

19.
You disclose that the increase in cash provided by operating activities was primarily due to the increase in net income and collection of receivables. While net income increased in the nine-month period ended March 31, 2008, we note that in the previous comparable period your collection of receivables was considerable more than the current period. Please revise your disclosure to provide more insight into the reasons for your significant increase in cash provided by operating activities for the periods presented. Similarly when you discuss cash flows from operations you list the reasons for the decrease, yet leave no underlying analysis as to whether this development is temporary, or expected to continue.

CHINA ACM RESPONSE: Pursuant to Comment 37 below, we have included the financial statements for the fiscal year ended June 30, 2008, and accordingly the disclosure in the MD&A section of the Registration Statement has been amended in its entirety. We have, though, included disclosure that we believe addresses the concerns raised in this Comment 19.

Our Business, page 36
Our Operations, page 39

20.
Please clarify what you mean when you state that you “own” one concrete plant in Beijing. In this regard, we note your statement on page 45 concerning your properties in which you indicate that you do not own any of your properties. If you are intending to draw a distinction between the ownership of structures and the ownership of the land on which those structures are located, please make this distinction clear in your property-related disclosures.

CHINA ACM RESPONSE: We have revised the Registration Statement to clarify that, at one of our plants, we own all of the production equipment, as well as fifty-four concrete mixers and eight pump trucks, though we do not own the land use rights or the factory buildings, which we lease from the owner, Beijing SanTaiSan Chemical Trading & Logistics Co. For our other two plants, we lease all of the production equipment, mixers pump trucks and factory buildings from the plant owners.

Our Customers, page 40

21.	Please identify those of your customers that account for 10 percent or more of your consolidated revenues. Please see Item 101(c)(1)(vii) of Regulation S-K.

CHINA ACM RESPONSE: We have revised the Registration Statement to include the following tabular disclosure of our top 10 customers in terms of sales in the fiscal year ended June 30, 2008:

For the fiscal year 2008 which ended on June 30, 2008, we had one customer, China Railway Construction, Beijing South Station Branch, whose sales accounted for more than 10% of our total sales. Our top ten customers, identified in the table below, accounted for 58.20% of our total sales for fiscal year ended June 30, 2008.

No.	Customer Name	% of Total Sales
1	China Railway Construction Group, Beijing South Station Branch	16.89%
2	China Railway Construction Group, He Xie Jia Yuan Branch	8.62%
3	China Construction Group, Bureau 8, Xia Hong Men Residential Project R6R	6.24%
4	Beijing Chong Jia Engineering Co., Ltd. - Jing Yu Chi Phase II	5.79%
5	Beijing Great Wall Eng. Mo Shi Chang Residential	5.71%
6	Beijing Xing Wang Bridge Construction Co., Ltd. - South Airport Jing Cheng Highway	4.34%
7	China Construction Group, Bureau 5, Zhong Hai Zi Yu Gong Guan	2.90%
8	China Railway Construction Group, Burea 6, Beijing Railway Construction, South Station Expansion Project	2.74%
9	Beijing Tianrun Construction, Finance Street E7,E8	2.60%
10	Guangdong Hang Jian Branch 3	2.38%
	Total	58.20%

22.
We note from your risk factor disclosure on page 10 that you have contracts with the Chinese government. Please describe any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of any government body. Please see Item 101(0(1)(ix) of Regulation S-K.

CHINA ACM RESPONSE: We have revised the disclosure in the Registration Statement to reflect that we do not have any contracts with the Chinese government, and instead bid on contracts with prime contractors, which have contracts with the Chinese government.

Regulation, page 45

23.	Please disclose the regulatory process applicable to your planned construction of up to three new concrete plants, as discussed in your risk factor disclosure on page 8.

CHINA ACM RESPONSE: We have revised the Registration Statement to include the following disclosure regarding the regulatory approval process for construction of new concrete plants:

To make improvement at our currently existing plants, we do not need to apply for regulatory approval. However, in order to build a new concrete plant, we will need to (i) apply for a business license from the local Administration of Industry and Commerce, (ii) apply for an Industry Qualification Certificate from the local Municipal Construction Committee, and (iii) receive environmental approval from the local Environmental Protection Bureau in the relevant district area. The time estimated to receive each of these approvals is approximately one month. In the past, we have not been rejected by any of these three regulators for approval.

Management, page 46
Directors and Executive officers, page 46

24.	Please clarify that because they hold the titles “chairman” and “vice chairman,” respectively, Messrs. Han and He are directors.

CHINA ACM RESPONSE: We have revised the Registration Statement on Page 46 to clarify that both Messrs. Han and He are directors.

25.	Please provide the director independence disclosures required by Item 407(a) of Regulation S-K.

CHINA ACM RESPONSE: The Company is not listed, and has not applied for listing, on a national securities exchange or inter-dealer quotation system that has requirements that a majority of the board of directors be independent. Further, at this time, there are no independent directors on the Company’s board of directors, nor are there any established committees of the board of directors. Accordingly, we do not believe that any additional disclosure is required by Item 407(a) of regulation S-K.

Executive Compensation, page 48

26.
Please tell us what consideration you gave to providing executive compensation disclosure for your president, Xiangsheng Xu, and your chief operating officer, Weili He. In this regard, we note that Messrs. Xu and He appear to be executive officers and that they both have employment agreements providing for annual compensation in excess of $100,000. Please see Item 402(m)(2) of Regulation S-K.

CHINA ACM RESPONSE: While Messrs. Xu and He have employments providing for annual compensation in excess of $100,000, neither individual earned in excess of $100,000 as required by Item 402 of Regulation S-K.

Employment Agreements, page 49

27.	Please disclose the termination benefits payable to Mr. Han under his employment agreement.

CHINA ACM RESPONSE: We have revised the Registration Statement to disclose the termination benefits payable to Mr. Han pursuant to his employment agreement.

Transactions with Related Persons ... page 50

28.
Please tell us what consideration you have given to disclosing the security and escrow arrangement among Mr. Han, American Stock Transfer & Trust Company and certain holders of your securities since they appear to be material.

CHINA ACM RESPONSE: We have revised the Registration Statement to include disclosure of the Securities Escrow Agreement dated June 11, 2008.

Reverse Acquisition Transaction, page 50

29.	Please disclose the involvement of your chief operating officer, Weili He, in the reverse acquisition transaction. In this regard, we note that Mr. He was a party to the operative agreements.

CHINA ACM RESPONSE: We have revised the Registration Statement to disclose the involvement of Mr. He in the reverse acquisition transaction.

Related Party Loans, page 51

30.
Please identify by name the employees who made the loans to you. In addition, please disclose the use of proceeds of the loans, the amount of principal outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided. Please see Item 404(a)(l) and (5) of Regulation S-K.

CHINA ACM RESPONSE: We have revised the Registration Statement to disclose the names of the employees, the use of proceeds of the loans, the amount of principal outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided.

The outstanding balances of these loans were $222,235 and $524,510 for fiscal years ended June 30, 2007 and 2008, respectively. Employees who made loans to us are Xueying Ma, Xue Zhang, Ying Zhang, Changjun Guo, Wenxiang Zhang, Jianguo Zhang, Li Geng, Junping Li, Xiangrong Mao, Fie Xia, Weihong Liu, Fang Cao, Liangcai Chen, and Shixun Xu. Only one of the loans, made by Fang Cao in the amount of $145,900, exceeds $120,000. The use of proceeds is for working capital and general corporate purposes.

All the loans were renewed at expiration and no principals have been paid for the periods. Interests paid were $0 and $51,625 for fiscal years ended June 30, 2007 and 2008, respectively.

Reorganization Related Transactions, page 51

31.	Please identify and briefly summarize the purpose of each of the agreements that effectuate or further your control of Xin Ao. Please see Item 404(a)(6) of Regulation S-K.

CHINA ACM RESPONSE: We have revised the Registration Statement to include brief summaries of each of the agreements that effectuate of further our control of Xin Ao.

Principal and Selling Stockholders, page 54

32.	Please include Mr. Xu in your stock ownership disclosure for all your directors and executive officers as a group. Currently, you indicate that this group has only two members.

CHINA ACM RESPONSE: We have revised the Registration Statement to include Xiangsheng Xu in the stock beneficial interest table.

33.	Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by the following selling stockholders:

•	Chestnut Ridge Partners;

•	MidSouth Investor Fund LP;

•	Triage Capital Management; and

•	Maxim Group LLC.

Please see Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website at www.sec.gov/divisions/corpfin/quidance/reqs-kinterp.htm.

CHINA ACM RESPONSE: We have revised the Registration Statement to include the required information.

34.	Please disclose the names of all of the selling stockholders who are broker-dealers or affiliates of a broker dealer.

CHINA ACM RESPONSE: We have revised the Registration Statement to include the statement that unless otherwise indicated, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

35.
Please disclose any position, office or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Please see Item 507 of Regulation S-K.

CHINA ACM RESPONSE: None of the selling stockholders have had any position, office or other material relationship with the Company within the past three years.

Description of Capital Stock, page 58
Warrants, page 59

36.	Please disclose the information about the warrants required by Item 202(c) of Regulation S-K.

CHINA ACM RESPONSE: We have revised the Registration Statement to disclose information about the warrants as required by Item 202(c) of Regulation S-K.

Financial Statements

General

37.	Please ensure that the financial statements and corresponding financial information included comply with Rule 8-08 of Regulation S-X.

CHINA ACM RESPONSE: We have included the financial statements for the fiscal year ended June 30, 2008 in the amended Registration Statement.

38.	Please revise your Form S-1 to include pro forma financial statements for the most recent fiscal year and most recent interim period as required by Article 11 of Regulation S-X.

CHINA ACM RESPONSE: The amended Registration Statement includes the audited consolidated financial statements for the year ended June 30, 2008 which consolidates all the related entities after the equity exchange transaction on April 29, 2008. The stock exchange transaction has been accounted for as a reverse acquisition and recapitalization of the Company whereby BVI-ACM is deemed to be the accounting acquirer (legal acquiree) and the Company to be the accounting acquiree (legal acquirer). The historical financial statements for periods prior to April 29, 2008 are those of BVI-ACM except that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition. Therefore, the amended Registration Statement does not include pro forma financial statements for the year ended June 30, 2008.

39.	Please revise your Form S-1 to include financial statements for TJS Wood Flooring (China Advanced Construction Materials Group, Inc) for all periods required by Regulation S-X.

CHINA ACM RESPONSE: We have included consolidated financial statements for the two most recent fiscal years as required by regulation S-X. Please see our response to Comment 38 above regarding the historical financial statements for periods prior to April 29, 2008.

Consolidated Financial Statements For the Nine Months Ended March 31, 2008 and March 31, 2007

Statement of Income and Other Comprehensive Income, page F-2

40.
Please revise your Statements of Income and Other Comprehensive Income to include basic and diluted loss per share for all periods presented. Please also disclose the basic and diluted weighted average ordinary shares outstanding for the same periods. Please revise your significant accounting policies to include a policy for earnings per share. Please also provide the disclosures required by paragraphs 40 and 41 of SFAS 128. Please also present this information in your summary consolidated financial information.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

Note 2. Summary of Significant Accounting Practices, page F-6

41.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

42.
Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See paragraphs 13 and 40(c) of SFAS 128.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

Income Taxes, page F-11

43.	Please provide the disclosures required by paragraphs 20 and 21 of FIN 48.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements and Note 2 – Summary of significant accounting policies, income tax, thereto.

Note 3 — Supplemental Disclosure of Cash Flow Information, page F-15

44.
You indicate that you had assigned accounts receivable in the amount of $8,112,183 to the suppliers as an offset of the liabilities owed recorded under accounts payable. Please tell us and disclose how you have presented the accounts receivable and liability amounts on your balance sheets. If you have offset these amounts on your balance sheets, please tell us how you determined this was appropriate based on the guidance of FIN 39. Please also tell us where collections of assigned receivable are recorded in the statement of cash flows.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

Note 5 - Accounts receivable, trade and allowance for doubtful accounts, page F-16

45.
Given that accounts receivable represents approximately 56% of your total assets as of March 31, 2008, please discuss the nature of these receivables, the specific methods you use to evaluate whether amounts are collectible, when amounts are due, and how you determined it was appropriate to classify these amounts as current assets based on the payment terms.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements and Note 2 – Summary of significant accounting policies, income tax, thereto.

Note 10 — Other Payable — Related Parties, page F-18

46.
You indicate that other payable — related party represents loans from your major shareholders. Please tell us where you have recorded the changes in your other payable-related parties in your statement of cash flows and how you determined this was appropriate based on the guidance of SFAS 95.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements and Note 8 – other payables, shareholders, thereto. The changes were determined to be financing activities in the cash flows statement in accordance with SFAS 95.

Note 15 — Contribution Receivable, page F-21

47.
Given that Xin Ao did not have sufficient undistributed profits from June 30, 2005, please tell us how you determined that it was appropriate to record a contribution receivable within equity. Please cite the accounting literature used to support your conclusion.

CHINA ACM RESPONSE: Beijing Xin Ao is a company registered in China. It is required by the Chinese government that all legal entity in China should have registered capital, however, all companies do not have funded all the capital when registered with the government, the capital can be funded with future profits or with the shareholder contribution. While the Company’s financial should comply with all the legal documents, therefore, the unfunded capital portion was recorded as contribution receivable.

Note 16 — Contribution Payable, page F 22

48.
On page F-6, you indicate that the accompanying consolidated financial statements include the financial statements of BVI-ACM and its wholly owned subsidiary, China-ACMH and its variable interest entity Xin Ao. Since BVI-ACM needs to make payments of $5 million to China-ACMH as capital contribution, please tell us why your contribution payable does not eliminate during consolidation. Please cite the accounting literature used to support your conclusions.

CHINA ACM RESPONSE: BVI-ACM, China-ACMH and Xin Ao are all individual entities that registered with the BVI and also China. In order to comply with the China government law, all capital has to be fulfilled based on the business license. Any portion of the unpaid will be paid in the future and cannot be eliminated through the subsidiaries or variable interest entity.

Note 17 — Subsequent Events, page F-23

49.
You indicate that on June 11, 2008, you completed an offering of the sale of 875,000 investment units consisting of Series A convertible preferred stock, $0.001 par value per share convertible in four shares of common stock and one five year warrant to purchase two shares of common stock at an exercise price of $2.40 per share. You also disclose on page 58 that the value of the Series A Preferred Stock is $8.00 per share. Please tell us how you accounted for this preferred stock, including your accounting for the warrants and what consideration you gave as to whether a beneficial conversion feature existed in accordance with EITF 98-5 and EITF 00-27.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

Consolidated Financial Statement for the Years Ended June 30, 2007 and June 30, 2006
General

50.	Please address the comments on your interim financials in your year end financials as well. Report of Independent Registered Public Accounting Firm, page F-2

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement, and have no longer included the financial statements for the year ended June 30, 2006.

51.
We note that your auditors are located in Walnut, California. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in the People’s Republic of China (PRC). Please request your auditors to briefly tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted. Please request your auditors to include a statement as to whether another auditor was involved in the audit of these operations and, if so, the name of the firm. Also, tell us the percentage of your total assets, liabilities, revenues and expenses that relate to the operations located in the PRC for each period presented.

CHINA ACM RESPONSE: The Company's current US auditors, Moore Stephens Wurth Frazer and Torbet, LLP (referred to as "MSWFT") have been performing audits of U.S. listed public companies with operations in China for the past nine years.  MSWFT sent an engagement team from the United States consisting of an audit partner and 4 staff members to the Company's offices in China to conduct the audit of the Company.  Language is not an obstacle for MSWFT since many of the written documents are translated from Chinese to English.  Auditors of MSWFT working on this engagement are fluent in speaking, reading, and writing Chinese as well as English. MSWFT did not use any personnel of another outside CPA firm on this engagement.  For the periods presented in the financial statements 100% of the assets, liabilities, revenues and expenses relate to the operations located in China.

Balance Sheet, page F-26

52.	Please revise your consolidated balance sheet to include the balance sheets for the two most recent fiscal years in accordance with Rule 8.02 of Regulation S-X.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

Note 1 – Organization and Description of Business, page F-30

53.
Please clearly disclose why the financial statements included are those of Xin Ao Construction Materials, Inc. instead of your financial statements. In this regard, we note that you define yourself on page 4 as China Advanced Construction Materials, Group, Inc. and its wholly-owned subsidiaries as well as Xin Ao.

CHINA ACM RESPONSE: The April 29, 2008 Share Exchange transaction has been accounted as a reverse acquisition and recapitalization of the Company whereby BVI-ACM is deemed to be the accounting acquirer (legal acquiree) and the Company the accounting acquiree (legal acquirer). The historical financial statements for periods prior to April 29, 2008 are those of BVI-ACM except that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition. The consolidated financial statements for the most recent years ended June 30, 2008 and 2007 include the accounts of China ACM, BVI-ACM, including its wholly owned subsidiary China-ACMH, and its variable interest entity Xin Ao.

54.
You entered into a series of contractual agreements with Beijing Xin Ao Concrete Co., Ltd. and its shareholders in which China-ACMH effectively took over the management of the business activities of Beijing Xin Ao Concrete Co., Ltd. China-ACMH is a subsidiary of Xin Ao Construction Materials, Inc., which is the entity for which financial statements have been included. Please expand your disclosures to further address how you determined it was appropriate to consolidate Beijing Xin Ao Concrete Co., Ltd. Your explanation should include the accounting literature you relied upon to determine your accounting was appropriate, including SFAS 94 and EITF 96-16. Please also address the following in your explanation:

•	Please disclose the time period for which these contractual agreements are in effect;

•	Please clarify whether the contractual agreements are terminable by either party and in what specific circumstances;

•	Please clarify if China-ACMH has exclusive authority of all decision-making of ongoing major, or central operations, including establishing compensation levels and hiring and firing of key personnel;

•	Please clarify if China-ACMH has a significant financial interest in the Beijing Xin Ao Concrete Co., Ltd. that it may transfer without limitation; and

•
Please clarify if China-ACMH has the right to receive income, both ongoing and as proceeds from the sale of its interest, in an amount that fluctuates based on the performance of Beijing Xin Ao Concrete Co., Ltd. and change in its fair value.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

Note 2 – Summary of Significant Accounting Policies
Principles of Consolidation, page F-31

55.
Your disclosures in Note 1 indicate that the majority shareholders of BVI-ACM own 100% of Beijing Xin Ao Co., Ltd. Please help us understand how you determined Beijing Xin Ao Co., Ltd. was a variable interest entity based on paragraph 5 of FIN 46(R). Please disclose the specific facts and circumstances that led to this determination.

CHINA ACM RESPONSE: We have included our audited financial statements for the fiscal years ended June 30, 2008 and 2007 in Amendment No. 1 to the Registration Statement. This comment has been addressed in the updated financial statements.

Note 12 – Capital Leases, page F-44

56.
You indicate that leases that transfer substantially all the rewards and risks of ownership to the lessee, other than legal title, are accounted for as capital leases. Please tell us how you determined that your leases met the requirements for capital lease treatment in accordance with paragraph 7 of SFAS 13.

CHINA ACM RESPONSE: We have determined that our lease met capital lease treatment in accordance with Criteria a. of Paragraph 7 in SFAS 13. Specifically, the lease terms provided for transfer of ownership of the 37 leased mixing trucks to the company at end of the lease term. We entered the three-year lease agreement with the lessor on March 15, 2004 and as of fiscal year ended June 30, 2007, the lease was fully paid off. We appointed a third party as holder of the vehicles and retain legal ownership of all the vehicles through a legal ownership agreement with the appointee. Therefore, in the financial statement for period ended June 30, 2007 included in the amended registration statement, the lease has been accounted for as capital lease.

Part II
Item 15. Recent Sales of Unregistered Securities

57.	Please disclose the exemption from registration claimed for the issuances of shares to Allstar on June 4, 2008 and Mr. Yao on June 20, 2008. Please see Item 701(d) of Regulation S-K.

CHINA ACM RESPONSE: We have revised the Registration Statement to clarify that the issuances of shares to Allstar and Mr. Yao were each issued in reliance on Section 4(2) of the Securities Act of 1933

Item 16. Exhibits

58.	Please tell us what consideration you have given to filing the following documents as exhibits to your registration statement, as they appear to be material contracts:

•
The Exclusive Technical Consulting Services Agreement, operating agreement and other related agreements by which you control your subsidiaries and conduct business in China, as described on page 20 of the prospectus;

•	Your contracts with “major construction contractors,” as referenced, for example, on page 38 of the prospectus, particularly those contracts that accounted for significant percentages of your sales;

•	Your technical services and preferred procurement agreements with four independently operated ready-mixed concrete plants in Beijing, as described on page 39 of the prospectus;

•	Your ten-year cooperation agreement with Xi’an University dated June 10, 2007, as described on page 42 of the prospectus;

•	Your five-year exclusive contract with the Beijing Concrete Institute, as described on page 43 of the prospectus.

Please see Item 601(b)(10) of Regulation S-K.

CHINA ACM RESPONSE: We have attached additional exhibits in Amendment No. 1 to the Registration Statement to address the comments above.

Signatures, page II-7

59.
Please print the registrant’s full legal name above Mr. Han’s signature in the signature block pursuant to which the registrant is executing the registration statement. In addition, please have the registration statement signed by the person serving as your principal accounting officer. Please see the signature page instructions to Form S-1.

CHINA ACM RESPONSE: We have revised the Registration Statement to include our full legal name above Mr. Han’s signature and to clarify that Mr. Han is currently serving as our Principle Accounting Officer.

Exhibit 5.1

60.
Please confirm to us that when your counsel refers to the Delaware General Corporation Law in the opinion your counsel also means any other Delaware statutes, Delaware court decisions and provisions of the Delaware Constitution that affect the interpretation of the Delaware General Corporation Law.

CHINA ACM RESPONSE: We confirm that when our counsel refers to the Delaware General Corporation Law in its legal opinion, that the reference includes the Delaware statutes, Delaware court decisions and the provisions of the Delaware Constitution that effect the interpretation of the Delaware General Corporation Law.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2008

General

61.
Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q. If at any point you determine that the Form 10-QSB filed for the quarter ended March 31, 2008 needs to be amended for another reason, you should file the amendment on a Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

CHINA ACM RESPONSE: The quarterly report for the three months ended March 31, 2008 was filed by TJS Wood Flooring, Inc., which was a shell company in existence prior to our reverse acquisition transaction which was consummated on April 29, 2008. We have reviewed the quarterly filing on Form 10-QSB and have determined that no material information was omitted that would have otherwise been required had TJS Wood Flooring, Inc. filed its quarterly report on the correct Form 10-Q. We will prepare and file all future quarterly reports on Form 10-Q.

******

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Scott C. Kline, Esq. of Thelen LLP, our outside counsel at (415) 369-7166.

Sincerely,

China Advanced Construction
Materials Group, Inc.

By:	/s/ Xianfu Han
Xianfun Han
Chairman, President and
Chief Executive Officer